UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-41678

VCI Global Limited

(Translation of registrant’s name into English)

B03-C-8 Menara 3A

KL, Eco City, No.3 Jalan Bangsar

59200 Kuala Lumpur

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     ☒ Form 40-F ☐

On January 11, 2024, VCI Global Limited, a British Virgin Islands business company (the “Company”), entered into a securities purchase agreement (the “Purchase Agreement”) with certain institutional investors (the “Investors”) that were included in a public offering (the “Offering”) of 2,200,000 ordinary shares, no par value per share (“Ordinary Shares”) and accompanying Series A warrants to purchase up to an aggregate of 2,200,000 at an exercise price of $1.25 per Ordinary Share (the “Series A Warrants”) and Series B warrants to purchase up to an aggregate of 2,200,000 Ordinary Shares at an exercise price of $1.25 per Ordinary Share (the “Series B Warrants” and together with the Series A Warrants, the “Warrants”) at a combined public offering price of $1.25 per Ordinary Share and accompanying Series A Warrant to purchase one Ordinary Share and Series B Warrant to purchase one Ordinary Share. The Series A Warrants are exercisable immediately after issuance on the Closing Date (as defined below) and have a term of five (5) years from the Closing Date and the Series B Warrants are exercisable immediately after issuance on the Closing Date and have a term of eighteen (18) months after the Closing Date. The closing of the Offering occurred on January 17, 2024 (the “Closing Date”), and the Company received aggregate gross proceeds of $2,750,000, before payment of placement agent fees and expenses and other transaction costs. At the closing of the Offering, the Company also issued to StockBlock Securities LLC (the “Placement Agent”), the exclusive placement agent in the Offering, a warrant to purchase 176,000 Ordinary Shares (the “Placement Agent Warrant”). The Placement Agent Warrant has substantially the same terms as the Warrants, except that the Placement Agent Warrant has a term of five years commencing from the date of sales in the Offering, is exercisable after 180 days after issuance, and has an exercise price of $1.5625 per Ordinary Share. The Company paid the Placement Agent a cash fee equal to 8.0% of the gross proceeds received in the Offering and certain other amounts for reimbursement of expenses incurred by the Placement Agent in connection with the Offering.

The Offering was made pursuant to an effective registration statement on Form F-1 (File No. 333-275239) that was initially filed with the Securities and Exchange Commission (the “Commission”) on November 1, 2022, and declared effective on January 11, 2024 (the “Registration Statement”), and a related final prospectus, dated January 11, 2024, that was filed with the Commission on January 16, 2024.

Pursuant to the Purchase Agreement, until sixty (60) days after the Closing Date, the Company shall not, directly or indirectly, offer or issue any securities (or enter into any agreement with respect thereto), or (ii) file any registration statement or amendment or supplement thereto, subject to certain exceptions. Further, until ninety (90) days after the Closing Date, the Company may not enter into any variable rate transactions, subject to certain exceptions. The Purchase Agreement also contains customary representations and warranties that the parties thereto made to, and solely for the benefit of, the other party in the context of all of the terms and conditions of the Purchase Agreement and in the context of the specific relationship between the parties.

Pursuant to the Purchase Agreement, each of the directors and executive officers of the Company have entered into lock-up agreements that generally prohibit the sale, transfer, or other disposition of our securities, without the prior written consent of the Placement Agent, for a period of sixty (60) days following the date of the final prospectus.

The foregoing description of the Purchase Agreement, the Series A Warrants, the Series B Warrants and the Placement Agent Warrant, are qualified in their entirety by reference to the full text of each of the Purchase Agreement, the Series A Warrants, the Series B Warrants and the Placement Agent Warrant, the forms of which are attached hereto as Exhibit 10.1, Exhibit 4.1, Exhibit 4.2 and Exhibit 4.3, respectively, to this Report of Foreign Private Issuer on Form 6-K, and which are incorporated herein in their entirety by reference.

On January 11, 2024, the Company issued a press release announcing the pricing of the Offering. A copy of the press release announcing the pricing of the Offering is furnished as Exhibit 99.1 hereto. On January 18, 2024, the Company issued a press release announcing the closing of the Offering. A copy of the press release announcing the closing of the Offering is furnished as Exhibit 99.2 hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 19, 2024	VCI Global Limited

	By:	/s/ Victor Hoo
	Name:	Victor Hoo
	Title:	Chairman and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
4.1	Form of Series A Warrants
4.2	Form of Series B Warrants
4.3	Form of Placement Agent Warrant
10.1	Form of Securities Purchase Agreement
99.1	Pricing Press Release dated January 11, 2024
99.2	Closing Press Release dated January 18, 2024

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